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                                                                    Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                      INVESCO INSURED MUNICIPAL SECURITIES

An Annual Meeting ("Meeting") of Shareholders of Invesco Insured Municipal Securities was held on July 14, 2011. The Meeting was held for the following purpose:

(1) Elect six Trustees by the holders of Common Shares, each of whom will serve for a three-year term or until a successor has been duly elected and qualified.

The results of the voting on the above matter were as follows:

                                    Votes
Matter                  Votes For  Withheld
-------------------     ---------  --------
(1) David C. Arch       5,991,069   178,616
    Bob R. Baker        5,978,875   190,810
    Frank S. Bayley     5,977,148   192,537
    Larry Soll          5,984,970   184,715
    Philip A. Taylor    6,004,324   165,361
    Wayne W. Whalen     5,988,200   181,485